

November 12, 2014

Via E-mail
Robert Greenberg, M.D., Ph.D.
President and Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Building 3
Sylmar, California 91342

> **Re:** **Second Sight Medical Products, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 6, 2014**
> **File No. 333-198073**

Dear Dr. Greenberg:

We have reviewed your registration statement and have the following comments.

Long-Term Investor Right to Receive Additional Shares, page 82

1.     We note your revision in response to prior comment 3.  Because the long-term investment rights are not evidenced by any other writing, please revise the representation to state that the description of the rights included in the prospectus is a full description of the rights, and revise as necessary to describe all material terms of those rights.

2.     We note your revisions in response to prior comment 6, such as the statement that you will receive a list of original purchasers of IPO shares from the underwriter; however, it remains unclear how the underwriter will determine who is an original purchaser of IPO shares, and how investors will know that the broker from whom they purchased shares in the IPO is part of the underwriting selling group such that they have acquired LTIRs. Please expand your response to prior comment 6 to address how the underwriters will determine the purchasers entitled to receive LTIRs and how investors will know that they have acquired LTIRs.

Exhibits, page 94

3.     We note your response to prior comment 7; however, it appears you have not refiled Exhibit 10.15 with this amendment to your registration statement.  Please file the final, executed version of the agreement.

Exhibit 5.1

4.      Please file an opinion of counsel that includes an opinion as to the long-term investment rights themselves that are registered as separate securities on this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Mary Beth Breslin at (202) 551-3625 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek

Amanda Ravitz
Assistant Director


cc (via e-mail): Aaron A. Grunfeld, Esq.